Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 16, 2010

Registration No. 333-162945

This free writing prospectus should be read together with the issuer’s registration statement on Form S-1 (File No. 333-162945) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the registration statement.

June 16, 2010 Press Release

TRIUS THERAPEUTICS OBTAINS SPECIAL PROTOCOL ASSESSMENT WITH FDA

FOR PHASE 3 STUDY OF TOREZOLID PHOSPHATE

Study Will Examine Efficacy of Torezolid Phosphate in ABSSSI With New Early Endpoints

San Diego, CA, June 16, 2010 – Trius Therapeutics, Inc. announced today that it has reached agreement with the United States Food and Drug Administration (FDA), under the Special Protocol Assessment (SPA) process, on the design of its planned Phase 3 study for the oral dosage form of torezolid phosphate for treatment of acute bacterial skin and skin structure infections (ABSSSI). The double-blind pivotal study will compare the efficacy and safety of once-daily oral administration of 200 milligrams of torezolid phosphate over six days of treatment to twice-daily oral administration of 600 milligrams of linezolid (Zyvox) for 10 days of treatment. The primary efficacy endpoint will be the cessation of spread of infected lesions and absence of fever at 48 to 72 hours following initiation of treatment. Secondary endpoints will include, among other things, sustained clinical response at the end of therapy visit, and the investigator’s assessment of clinical response at all visits and clinical success at the post treatment evaluation visit. Provided non-inferiority is met, an assessment of superiority of torezolid phosphate to linezolid with respect to the primary efficacy endpoint will also be made.

Special Protocol Assessment

The SPA process creates a written agreement between the FDA and a sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk benefit profile, the data may serve as the primary basis of an efficacy claim in support of a New Drug Application (NDA).

About Trius Therapeutics

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. The company’s first product candidate, torezolid phosphate, is an IV and orally administered second generation oxazolidinone being developed for the treatment of serious gram-positive infections, including those caused by MRSA. In addition to the company’s torezolid phosphate clinical program, it is currently conducting two preclinical programs using its proprietary discovery platform to develop antibiotics to treat infections caused by bacteria of the gram-negative and gram-positive categories. For more information, visit www.triusrx.com.

This press release contains forward-looking statements regarding Trius’ planned activities under the Phase 3 clinical trial for the oral dosage form of torezolid phosphate. Actual results may differ materially from those in these forward-looking statements. For a further description of the risks associated with these statements, as well as other risks facing Trius, please see the risk factors described in the Company’s Registration Statement on Form S-1 that was originally filed with the United States Securities and Exchange Commission on November 6, 2009, and the amendments thereto, including those factors discussed under the caption “Risk Factors” in such filings. Forward-looking statements speak only as of the date of this release, and Trius undertakes no obligation to update or revise these statements, except as may be required by law.

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Contact:

Jason Spark at Canale Communications

jason@canalecomm.com

619-849-6005

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1356857/000119312510140217/ds1a.htm . Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146.